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                                                         SEC FILE NUMBER

                                                             0-21982
                                                  ------------------------------

                                                  ------------------------------
                                                          CUSIP NUMBER

                                                          252532 10 6
                                                  ------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)  |X| Form 10-K |_| Form 20-F |_| Form 11-K |_| Form 10-Q
             |_| Form 10-D |_| Form N-SAR |_| Form N-CSR


             For Period Ended:          December 31, 2006
                                  -------------------------------------
             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form Il-K
             |_| Transition Report on Form l0-Q
             |_| Transition Report on Form N-SAR
             |_| For the Transition Period Ended:
                                                  ------------------------------

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  Read Instruction (on back page) Before Preparing Form, Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I -- REGISTRANT INFORMATION

Allegro Biodiesel Corporation
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Full Name of Registrant

Not Applicable
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Former Name if Applicable

6033 West Century Blvd., Suite 1090
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Address of Principal Executive Office (Street and Number,)

Los Angeles, California 90045
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
[X] portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form l0-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, l0-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant's Annual Report on Form 10-KSB for the year ended December 31, 2006 (the "10-KSB"), has been delayed because the Registrant has been in negotiations with its lender to obtain certain amendments to the credit facility for its subsidiary, Vanguard Synfuels, LLC (including the extension of the maturity date of the revolving line of credit under that facility from July 1, 2007 to July 1, 2009), and the resolution of those negotiations is necessary to enable the Registrant to finalize its financial statements for the year ended December 31, 2006. The Registrant was advised on April 2, 2007 (the filing due date for the 10-KSB), that substantially all of the amendments have been approved by the lender; however, due to the timing of the Registrant's receipt of such approval, the Registrant was unable to finalize and file its 10-KSB on April 2, 2007 without unreasonable effort or expense. The Registrant expects to file the 10-KSB on or before April 17, 2007.

                        Persons who are to respond to the collection of
SEC 1344 (05-06)        information contained in this form are not required to
                        respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets If Needed)
PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     Heng Chuk, Chief Financial Officer        310            670-2093
     ----------------------------------   -----------      ------------------
                (Name)                    (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes |X| No |_|

--------------------------------------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |X| No |_|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

     The Registrant's sales for the fiscal year ended December 31, 2006 were $1,802,926 versus zero for the fiscal year ended December 31, 2005. The increase in sales was due to the Registrant's acquisition of Vanguard Synfuels, LLC (the "Acquisition") in September 2006. Prior to the Acquisition, the Registrant had no operations and was considered to be a "shell" company. The Registrant's loss from operations for fiscal 2006 increased to ($76,839,822) from ($2,086,469) for fiscal 2005 primarily due to (i) an increase in selling, general and administrative expenses from $1,515,723 to $25,404,059 which resulted from the Acquisition and $20,851,974 of stock-based compensation expenses, and (ii) impairment of goodwill that occurred on the date of the Acquisition which resulted in a charge to earnings of $51,012,250.


                          Allegro Biodiesel Corporation
                          -----------------------------
                  (Name of Registrant as Specified in Charter)

      has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       April 3, 2007                 By  /s/ Heng Chuk
      ----------------------                 -----------------------------------
                                             Heng Chuk, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                   ATTENTION
            Intentional misstatements or omissions of fact constitute
               Federal Criminal Violations (See 18 U.S.C. 1001).
--------------------------------------------------------------------------------

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 hut need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this chapter).

                                       2